Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: December 1, 2021

New Patented Technology from EO Charging Set to Transform Fleet Charging

•	EO is the UK’s leading provider of charging solutions for electric vehicle fleets, supporting customers like Amazon, DHL, Uber and Tesco

•	ISO 15118-compliant AC chargers scheduled for trial by EO’s largest fleet customer in early 2022 before becoming more widely available for all electric fleets globally

•	Charging technology unlocks the future integration of commercial EVs into the smart grid (vehicle-to-grid or V2G) and will leverage AI-based learning to help optimise large-scale fleet charging

London, UK – December 1, 2021 – EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, has today announced the filing of a new technology patent that will transform the smart charging of EV fleets. EO’s new ISO 15118-compliant EV chargers and software will unlock the future integration of commercial EVs into the smart grid (“V2G”) and leverage AI and Machine Learning (“ML”) to provide both public and private fleets of cars, vans, trucks and buses with a more secure and cost-effective charging solution.

Since its introduction in 2014, functional implementations of the ISO 15118 standard have been predominantly used by DC charge point operators. Bringing learnings from operators already using Plug&Charge capable DC chargers across Europe, EO has harnessed the same communication technology but applied it in a fleet scenario where AC chargers are more widely utilised. EO can now perform smart AC charging on legacy fleet vehicles that are not compliant with the 15118 standard.

The new technology works by permitting a two-way exchange of information between EV and AC charging unit, removing the need for third-party telematics providers and reducing the hassle of large-scale fleet electrification. The EV charger automatically authenticates a vehicle’s ID, allowing the built-in software to assess state of charge (“SOC”) and regulate the charge session based on the vehicle’s operational requirements and the depot’s real time energy profile.

“Plug&Charge has had a hugely positive impact in the public charging space, creating a seamless and efficient charging experience for drivers. However, it was exclusive to DC charging stations and therefore financially prohibitive for many users,” said Charlie Jardine, CEO and Founder of EO Charging. “EO can now bring this technology to fleet operators, harnessing its benefits for our customers around the world and across multiple charging systems. We’re the first to introduce an integrated AC Plug&Charge charging solution for fleets, another step in our journey to becoming the global leader in powering electric car, van, truck and bus fleets.”

As more businesses and governments around the world invest in fleet electrification, pressure is growing on global electricity grids to meet charging demands. EO’s patented technology will help ease this pressure, using smart grid communication (V2G) to avoid peak grid consumption hours. In turn, this will also make fleet charging more cost effective for businesses by shifting charging patterns to when electricity is at its cheapest. A live trial of the new technology is scheduled with EO’s largest fleet customer in early 2022, for which EO has installed and manages more than 4,400 chargers in almost 70 depots, across 7 countries in Europe.

“Our patented technology not only brings significant benefits to fleet operators today, but also lays the groundwork for true V2G charging for the future across both AC and DC solutions,” said Richard Earl, R&D Director at EO Charging. “As we continue to expand into new markets like the U.S., and North America overall, our R&D team will continue to be heavily focused on V2G charging, as well as AI and ML based software technologies. We recognise these as a vital pillars of successful global fleet electrification,”

EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

About EO

EO Charging is a leading technology solutions provider in the EV sector. EO deploys EV charging stations, hardware-agnostic cloud-based software, electrical installation, grid upgrades and ongoing service and maintenance for fleets. EO also provides this end-to-end solution for fleets that require mission critical infrastructure.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

EO Contacts:

SEC Newgate UK

Ian Morris / Sophie Morello / Jessica Hodson Walker / Tim Le Couilliard

EOCharging@secnewgate.co.uk

For Investors:

ICR, Inc.

eoIR@icrinc.com

For US Media:

ICR, Inc.

eoPR@icrinc.com

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available